Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 18, 2002

TECHNIP-COFLEXIP
(Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __________________________

Paris-La Défense, July 18th, 2002

PRESS RELEASE

TECHNIP-COFLEXIP AWARDED EPIC CONTRACT XIKOMBA FIELD DEVELOPMENT OFFSHORE ANGOLA

Paris, France – Technip-Coflexip (NYSE: TKP and Euronext: 13170) has been awarded a contract, by Esso Exploration Angola (Block 15) Limited (Esso), which includes the procurement, fabrication and installation of flexible flowlines and risers, connected to an FPSO, and installation of umbilicals, rigid jumpers and associated subsea equipment for the Xikomba field offshore Angola.

The award of the Xikomba project follows the successful completion of a deepwater flexible risers pre-qualification and testing program carried out by Technip-Coflexip last year.

The Xikomba field is located in Block 15 offshore Angola approximately 370 km northwest of Luanda. The Angolan national oil company, Sonangol, is the concessionaire of the block. Under a Production Sharing Agreement with Sonangol, Esso is the operator of Block 15 and holds a 40% interest. The other Block 15 coventurers are BP Exploration Angola Ltd. with a 26.67% interest, Agip Angola Exploration B.V. with a 20% interest, and Den Norske Stats Oljeselskap a.s. with a 13.33% interest.

Technip-Coflexip will be in charge of the project management, engineering, procurement, transport and installation of:

•	production lines
•	water injection / gas injection lines
•	gas injection lines
•	FLETs (Flowline End Terminations)

The flexible flowlines will be manufactured at the Group’s plant in Le Trait, France. The installation campaign will be performed by the CSO Constructor during the second half of 2003.

Tom Ehret, Vice Chairman of the Management Board of Technip-Coflexip and President of the Group’s Offshore Branch, stated: “We are pleased to work with Esso, and to further enhance Technip-Coflexip’s presence in Angola. Technip-Coflexip’s world-wide deepwater expertise was a key element in this new co-operation with Esso. With our deepwater know-how and technologies, we are looking forward to executing safely another fast-track delivery project. Xicomba is another deepwater FPSO project connected with Technip-Coflexip flexible risers, the deepest ever installed in West African waters.”

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With a workforce of about 18,000 and annual revenues of about 5 billion euros, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP’s website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans Press Relations TECHNIP-COFLEXIP Tel. +33 (0) 1 47 78 34 85 Fax +33 (0) 1 47 78 24 33 E-mail: shallemans@technip-coflexip.com	Miranda Weeks Investor Relations Officer TECHNIP-COFLEXIP Tel. +33 (0) 1 55 91 88 27 Fax +33 (0) 1 55 91 87 11 E-mail: mweeks@technip-coflexip.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP

Dated: July 19, 2002	By:	/s/ Miranda Weeks

Miranda Weeks
Investor Relations Officer